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                                  CERTIFICATE

    The undersigned hereby certifies that he is the Secretary of Morgan Stanley Dean Witter Select Dimensions Investment Series (the "Trust"), an unincorporated business trust organized under the laws of the Commonwealth of Massachusetts, that annexed hereto is an Instrument Establishing and Designating Additional Class of Shares of the Trust unanimously adopted by the Trustees of the Trust on February 24, 2000, as provided in Section 6.9(h) of the said Declaration, said Instrument to take effect on May 1, 2000, and I do hereby further certify that such Instrument has not been amended and is on the date hereof in full force and effect.

    Dated this

                                          --------------------------------------

                                          Barry Fink

                                          Secretary

(SEAL)